UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

C&D TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

124661109

(CUSIP Number)

Lisa Conrad

Angelo, Gordon & Co., L.P.

245 Park Avenue, 26th Floor

New York, New York 10167

(212) 692-8220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124661109

(1)	Names of reporting persons ANGELO, GORDON & CO., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 15,196,562
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,196,562
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 15,196,562
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IA; PN

Page 2 of 7 Pages

CUSIP No. 124661109

(1)	Names of reporting persons JOHN M. ANGELO
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 15,196,562
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 15,196,562
(11)	Aggregate amount beneficially owned by each reporting person 15,196,562
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN; HC

Page 3 of 7 Pages

CUSIP No. 124661109

(1)	Names of reporting persons MICHAEL L. GORDON
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 15,196,562
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 15,196,562
(11)	Aggregate amount beneficially owned by each reporting person 15,196,562
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN; HC

Page 4 of 7 Pages

CUSIP No. 124661109

This Amendment No. 4 supplements the information set forth in the Schedule 13D filed by the Reporting Person (as defined therein) with the United States Securities and Exchange Commission (the “Commission”) on September 24, 2010, as amended by Amendment No. 1, filed with the Commission on November 10, 2010, Amendment No. 2, filed with the Commission on December 28, 2010, and Amendment No. 3 filed with the Commission on June 16, 2011 (collectively, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.01 per share (the “Shares”), of C&D Technologies, Inc., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 3 Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On January 13, 2012, pursuant to the Merger (as defined below), 5,338,572 Shares were acquired by Angel Holdings LLC, a Delaware limited liability company (the “Acquiror”), an entity owned by certain of the AG Funds. The source of funds for the purchase of the Shares was obtained from the working capital of certain of the AG Funds through equity contributions to the Acquiror. The total purchase price for the Shares acquired by the Acquiror in connection with the Merger was $52,051,077.

Item 4 Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On October 3, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Angel Holdings LLC, a Delaware limited liability company (the “Acquiror), and Angel Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Acquiror (the “Merger Sub”).

On January 13, 2011, pursuant to the terms and conditions set forth in the Merger Agreement, and in accordance with Delaware law, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”).

Following the Merger, the Shares became eligible for termination pursuant to Section 12(g)(4) of the Act and were delisted from the New York Stock Exchange.

Item 5 Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date hereof, the Reporting Persons beneficially own 15,196,562 Shares, which represents 100% of the total number of Shares outstanding.

(b)(i) Angelo, Gordon may be deemed to have sole power to direct the voting and disposition of the 15,196,562 Shares.

(ii) Mr. Angelo may be deemed to have shared power to direct the voting and disposition of the 15,196,562 Shares.

Page 5 of 7 Pages

CUSIP No. 124661109

(iii) Mr. Gordon may be deemed to have shared power to direct the voting and disposition of the 15,196,562 Shares.

(c) Other than the Merger, during the past 60 days, there were no transactions in the Shares effected by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the AG Funds participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

Page 6 of 7 Pages

CUSIP No. 124661109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 13, 2012	ANGELO, GORDON & CO., L.P. By: AG Partners, L.P. Its General Partner By: JAMG LLC Its General Partner By: /s/ Kirk Wickman Name: Kirk Wickman Title: Attorney-in-Fact

Date: January 13, 2012	JOHN M. ANGELO /s/ Kirk Wickman Name: Kirk Wickman Title: Attorney-in-Fact

Date: January 13, 2012	MICHAEL L. GORDON /s/ Kirk Wickman Name: Kirk Wickman Title: Attorney-in-Fact

Page 7 of 7 Pages